# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mint Incorporation Limited, CIK 0001998560
CUSIP: G6146G109
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 503 Park Tower, 15 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 01/07/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002069889

## Reporting persons
- AL Holding Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,443,400; shared voting power 0; sole dispositive power 1,443,400; shared dispositive power 0; aggregate amount beneficially owned 1,443,400 (27.9% of the class)
  Comment: * AL Holding Group Limited (the "Reporting Person") is a business company with limited liability incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Ka Kin Law. Mr. Law has the sole voting and dispositive power over the 1,443,400 Class A ordinary shares of no par value ("Class A Ordinary Shares") and 2,100,000 Class B ordinary shares of no par value ("Class B Ordinary Shares") held by the Reporting Person. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share. The registered address of AL Holding Group Limited is at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
  
  ** The calculation is based on 15,750,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares of the Issuer reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission ("SEC") on January 8, 2025.
- Ka Kin Law: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 1,443,400; shared voting power 0; sole dispositive power 1,443,400; shared dispositive power 0; aggregate amount beneficially owned 1,443,400 (27.9% of the class)
  Comment: * AL Holding Group Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Ka Kin Law (the "Reporting Person"). Mr. Law has the sole voting and dispositive power over the 1,443,400 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares held by AL Holding Group Limited. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share.
  
  ** The calculation is based on 15,750,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares of the Issuer reported in the Issuer's prospectus on Form 424B4 filed with the SEC on January 8, 2025.

## Item 1. Issuer
Name of issuer: Mint Incorporation Limited
Address of issuer's principal executive offices: 503 Park Tower, 15 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: This Schedule 13D is filed by AL Holding Group Limited and Mr. Ka Kin Law (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of Mr. Law is Unit 402A, 4/F, Benson Tower, 74 Hung To Road, Kwun Tong, Kowloon, Hong Kong.
The registered address of AL Holding Group Limited is at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
Citizenship:
Mr. Ka Kin Law: Hong Kong
AL Holding Group Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Ka Kin Law: 1,443,400 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares
(ii) AL Holding Group Limited: 1,443,400 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares
Percent of class:
(i) Ka Kin Law: Class A Ordinary Shares (9.2%) and Class B Ordinary Shares (30.0%) (aggregate voting power: 27.9%)
(ii) AL Holding Group Limited: Class A Ordinary Shares (9.2%) and Class B Ordinary Shares (30.0%) (aggregate voting power: 27.9%)
Sole power to vote or to direct the vote:
(i) Ka Kin Law: 1,443,400 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares
(ii) AL Holding Group Limited: 1,443,400 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares
Shared power to vote or to direct the vote:
(i) Ka Kin Law: 0
(ii) AL Holding Group Limited: 0
Sole power to dispose or to direct the disposition:
(i) Ka Kin Law: 1,443,400 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares
(ii) AL Holding Group Limited: 1,443,400 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares
Shared power to dispose or to direct the disposition:
(i) Ka Kin Law: 0
(ii) AL Holding Group Limited: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- AL Holding Group Limited: /s/ Ka Kin Law, Ka Kin Law / Director (05/28/2025)
- Ka Kin Law: /s/ Ka Kin Law, Ka Kin Law (05/28/2025)